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Exhibit 1

TOWER SEMICONDUCTOR RECEIVES $13.4 MILLION FROM ITS STRATEGIC AND EQUITY
INVESTORS

       TOTAL INVESTMENT TO DATE IS 90 PERCENT OF THE COMMITTED INVESTMENT

         MIGDAL  HAEMEK,  ISRAEL - MAY 20, 2003 - Tower  Semiconductor  (NASDAQ:
TSEM, TASE: TOWER) today announced the receipt of $ 13.4 million of the aggregate $305 million investment committed to the Fab 2 project by Tower's partners. This investment represents the first portion of the revised Milestone 5 investment approved last week by Tower's shareholders. As previously announced, Tower's wafer and financial partners will invest between $24,201,264 and $26,841,404.40 after Tower completes its 2003 financing package with its banks. Although Tower is still in discussions with its banks for its 2003 financing arrangements, most of Tower's partners have advanced $13.4 million.

         Tower issued 4,505,532 ordinary shares in this investment, which were distributed as follows: SanDisk Corporation (NASDAQ: SNDK) - 1,206,839 shares; Alliance Semiconductor (NASDAQ: ALSC) - 1,206,839 shares; Macronix International (NASDAQ: MXICY) - 1,206,839 shares; Israel Corporation- Technologies (ICTech) Ltd. - 804,559 shares and The Challenge Fund - 80,456 shares.

         To date,  the wafer and  financial  partners have invested a total of $
273.7 million out of the $305 million committed. In addition, these partners participated in Tower's October 2002 rights offering and invested a total of $20.4 million. In total, Tower's wafer and financial partners' have invested $294.1 million to date.

         Tower's current outstanding share capital is 47,941,064 ordinary shares.

ABOUT TOWER SEMICONDUCTOR LTD
Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary manufacturing services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 20,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology, and will offer full production capacity of 33,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

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SAFE HARBOR

         This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining required approvals of our banks to the amendment to the Fab 2 investment agreements, (ii) our need to renegotiate our Fab 2 credit facility to extend the deadlines by which we were and are required to raise additional financing in 2002 and 2003 and meet the fifth and sixth milestones, which, in the absence of a renegotiated agreement, would result in an event of default under the credit facility in which event the banks would have the right to call our loans and exercise their liens against our assets, (iii) the review of our Fab 2 plan currently being conducted by a leading consulting company engaged by the Company which may affect the renegotiation of the terms of the credit facility, (iv) the possible claim by our wafer partners, financial investors and the Investment Center of the State of Israel of a breach of and suspension of performance under our agreements if an event of default should be declared under the credit facility, (v) raising at least $26 million of additional funding for Fab 2 before the end of 2003, which is a condition to completion of the fifth milestone investment by our major wafer and equity partners, (vi) securing at least $33 million in interim funding from our banks prior to their approval of the amendment to the Fab 2 investment agreements in order to receive an advance of at least $13 million from its major shareholders (vii) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center (viii) our satisfaction of all other conditions under our agreements with our Fab 2 equity and wafer partners, the Israeli Investment Center and our banks, (ix) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (x) ramp-up of production at Fab 2, (xi) completion of the development and/or transfer of advanced process technologies to be utilized in our existing facility and in Fab 2, (xii) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, (xiii) obtaining additional business from new and existing customers (xiv) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally and (xv) possible loss of our exclusive foundry license with Saifun if we fail to meet certain sales levels and other conditions. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included at "Risk Factors" in our most recent Annual Report on Form 20-F, as filed with the Securities and Exchange Commission and the Israel Securities Authority.

                                      # # #

PR Agency Contact      Investor Relations Contact  Corporate Contact
JULIE LASS             SHELDON LUTCH               TAMAR COHEN
Loomis Group           Fusion IR & Communications  Tower Semiconductor Ltd.
+1 (713) 526 3737      +1 (212) 268 1816           +972-4650-6998
lassj@loomisgroup.com  sheldon@fusionir.com        pr@towersemi.com



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